                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 2)


                           PROVIDENT BANCORP, INC.
                              (Name of Issuer)


                     Class A Common Stock, No Par Value
                       (Title of Class of Securities)



                                 743834-20-2
                               (CUSIP Number)



                           James C. Kennedy, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2538
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                                  See Item 5
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is being paid with this statement [ ].

                              Page 1 of 4 Pages
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CUSIP NO. 743834-20-2              13D Page          2 of 4 Pages

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Lou Ann Flint

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       N/A (See Item 4)

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

7      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH:

       SOLE VOTING POWER
       2,810,103

8      SHARED VOTING POWER
       ---

9      SOLE DISPOSITIVE POWER
       2,810,103

10     SHARED DISPOSITIVE POWER
       ---

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       2,810,103 (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9% (See Item 5)

14     TYPE OF REPORTING PERSON*
       IN
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Item 1.  Security and Issuer.

       This Schedule 13D is filed on behalf of Lou Ann Flint (the "Reporting Person"), relative to the no par value Common Stock ("Common Stock") issued by Provident Bancorp, Inc. ("Provident"). The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202.
All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this amendment are either not amended or are not applicable.

Item 5.  Interest in Securities of the Issuer.

       Effective December 19, 1996, Provident effected a 3 for 2 stock split on its Common Stock. As of December 31, 1996, the Reporting Person beneficially owned 2,810,103 shares (or approximately 6.9% of the outstanding shares) of Provident Common Stock as follows:

                Holder                                Number of Shares
              ----------------                        ----------------
              Lou Ann Flint (a)                                450
              Trust                                      2,809,653
                                                        ------------
              Total:                                     2,810,103

       (a) These shares are held by the Reporting Person as custodian for her minor children.

       As of December 31, 1996, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Person.

Item 7.Material to be filed as Exhibits.

               (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

       After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997              James C. Kennedy
                                      -----------------------------
                                       James C. Kennedy as
                                        Attorney-in-Fact for Lou Ann Flint


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                                                                 Exhibit 1

                              POWER OF ATTORNEY


       I, Lou Ann Flint, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

       IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of December, 1995.



                                         Lou Ann Flint
                                         -----------------------
                                         Lou Ann Flint



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